Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 10, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 10, 2006	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law

Press Release
Swisscom rejects Competition Commission’s charges
The secretariat of the Competition Commission has asked Swisscom Mobile to state its position on a proposal to impose a sanction on the company within the context of the current investigation into termination rates in the mobile communications market. In its draft partial ruling, the secretariat has recommended that Swisscom Mobile pay a sanction of around CHF 489 million for its alleged misuse of termination rates in the period from 1 April 2004 to 31 May 2005. Swisscom Mobile rejects the allegation of misuse and views the threatened sanction as unjustified. Swisscom now has an opportunity to state the reasons behind its position. The Competition Commission’s final decision can be contested by lodging an appeal with the Appeals Commission for Competition Matters and, in the final instance, with the Federal Court.
In October 2002 the Competition Commission launched an investigation into termination rates charged by the three Swiss mobile carriers. Termination rates are the fees mobile network operators charge for routing calls from other operators into their networks. In its draft ruling, the secretariat of the Competition Commission took the view that, while all Swiss mobile carriers had a monopoly on incoming calls within their network, only Swisscom Mobile misused its dominant position on the market in the period between 1 April 2004 to 31 May 2005 (the date on which Swisscom Mobile reduced its termination fees) by demanding excessively high termination fees.
The threatened sanction is now to be incorporated in a partial ruling. However, the investigation into the period following Swisscom Mobile’s reduction of fees on 1 June 2005 is to be continued and will also cover the other Swiss mobile carriers.
Swisscom rejects the charges made by the Competition Commission secretariat in its draft ruling and opposes the sanction on the grounds that it is unjustified. Swisscom Mobile does not hold a dominant position in the Swiss mobile communications market, nor can it be accused of misuse. Swisscom will defend its stance against the proposed ruling, among other things for the following reasons:
•	For years Swisscom Mobile has been charging the lowest mobile termination fees of any Swiss mobile carrier.

•	Swisscom Mobile does not derive any benefits from termination fees imposed on other mobile carriers. On the contrary: for years it has been making net payments to its competitors, Sunrise and Orange, on account of the lower price and higher outgoing call volumes.

•	The Competition Commission classifies only Swisscom Mobile as having a dominant position in the market. However, this is inconsistent within the European context, where all providers (or none) were assumed to have a dominant market position on the basis of call termination in their network. As far as is evident, no sanction has ever been decided on.

•	A sanction is not permissible if it is not foreseeable. Swisscom Mobile could not and cannot estimate the price level that the Competition Commission regards as non-discriminatory. To date, no legally valid decision has been made regarding the market limit for termination fees, nor are there any indications of the criteria by which a non-discriminatory price is to be measured.

•	Taking into account location-specific costs and purchasing power, Swisscom Mobile’s mobile termination fees are within the European average. Liberalisation of the Swiss telecoms market was initiated years later than the market within the EU.
Swisscom has only received the part of the Competition Commission secretariat’s draft ruling that relates to the sanctions, however not the complete draft. The text issued by the Competition Commission secretariat is the draft of a partial ruling concerning a specific period. Unfortunately, the secretariat does not appear to take into consideration Swisscom Mobile’s full account of the first draft ruling, and has not ruled out the possibility of increasing the sanction at a later stage.

Press Release
The company will outline its arguments to the Competition Commission in detail on 22 May 2006 and reserves the right to contest the Commission’s ruling, should it take the present form, by lodging an appeal with the Appeals Commission for Competition Matters and, in the final instance, with the Federal Court should this prove necessary.
Swisscom will review the potential impact of the draft ruling on its 2006 operating results. Depending on the outcome, provisions may have to be set aside, with the resultant negative effect on net income for 2006. The timing of any payment depends on a legal decision and is subject to a possible appeal by Swisscom.
Berne, 10 April 2006
Invitation: Teleconference for media

Participants:	Carsten Schloter, CEO Swisscom
Date and time:	10 April 2006, 9:00 to 9:30
Dial-in number:	+41 (0) 44 52 267 07 31, then dial 14 to ask a question; to delete a question from the queue (if it has already been asked), dial 15
Note:	The purpose of the teleconference is to answer questions on termination fees. Please understand that we cannot provide details of the ongoing procedure.